September 23, 2005

VIA EDGAR AND FEDERAL EXPRESS
Celeste M. Murphy, Special Counsel
Office of Mergers and Acquisitions
United States Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Tipperary Corporation
  Schedule 14A—File No. 001-07796 filed August 12, 2005
  Schedule 13E-3/A—File No. 005-12904 filed August 16, 2005

Dear Ms. Murphy:

        This letter is being provided on behalf of Tipperary Corporation (the "Company") in connection with the above-referenced filings. We have been authorized by the Company to provide the response below to your request in our telephone conversation of September 21, 2005 for additional response to comment 1 of the Staff's comment letter of September 7, 2005. The comment is italicized; and the response is in regular print.

Schedule 13E-3
General

        1.     We note, from your notice of special meeting, that an admission ticket, which is required for entry into the special meeting, will be attached to the proxy cards. If shareholders plan to attend the special meeting, they must keep the admission ticket and bring it to the special meeting. Please tell us if this admission ticket requirement is consistent with Texas law.

        We have researched the Texas Business Corporations Act (the "TBCA") and case law interpreting its relevant provisions, the Restated Articles of Incorporation of Tipperary Corporation (the "Articles"), and the Restated By-Laws of Tipperary Corporation (the "By-Laws"). We are not aware of any interpretation of the TBCA, or Texas law generally, that would preclude the use of admission tickets for admission to a meeting of shareholders of a Texas corporation. Furthermore, the Articles and By-Laws grant the Board of Directors and its Chairman broad discretion in managing the affairs of the corporation, and nothing therein would preclude the use of admission tickets or similar procedures in the management and conduct of shareholder meetings. We provide the following analysis:

1.
TBCA

        Article 2.02 of the TBCA, General Powers, grants each Texas corporation the power, among other things:

          "(11) To conduct its business, carry on its operations, and have offices and exercise the powers granted by this Act, within or without this State," and

          "(13) To make and alter bylaws, not inconsistent with its articles of incorporation or with the laws of this State, for the administration and regulations of the affairs of the corporation."

        This power is limited only so long as such actions do not violate provisions of the TBCA or the Anti-Trust laws of the State of Texas.

        Article 2.28 of the TBCA, Quorum of and Voting by Shareholders, provides in Section E, that "a corporation may establish procedures in its bylaws, not inconsistent with [the TBCA], for determining the validity of proxies and whether shares that are held of record by a bank, broker, or other nominee are represented at a meeting of shareholders with respect to any matter. The procedures may incorporate or look to rules and determinations of any stock exchange or self-regulatory organization regulating the corporation or that bank, broker, or other nominee."

        Article 2.31 of the TBCA, Board of Directors, provides that the powers of a corporation shall be exercised by or under the authority of, and the business and affairs of a corporation shall be managed under the direction of, the board of directors.

        Additionally, Article 2.24 of the TBCA, Meetings of Shareholders, expressly recognizes the authority of a Texas corporation to establish procedures for the verification of shareholder's entitled to attend meetings, and, in fact, requires that they do so in the context of remote meetings. That article provides in relevant part that: "(A)(2) If authorized by the board of directors, and subject to any guidelines and procedures adopted by the board of directors, shareholders not physically present at a meeting of shareholders, by means of remote communication: (a) may participate in a meeting of shareholders; and (b) may be considered present in person and may vote at a meeting of shareholders held at a designated place or held solely by means of remote communication if: (i) the corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder;[emphasis added]"

        Our analysis of these statutes, and the absence of any published decisions by Texas courts restricting the rights of corporations to set the procedures for validating shareholder's entitled to attend its meetings, brings us to the conclusion that the use of admission tickets for shareholder meetings is allowable under Texas law, unless prohibited by the Articles or By-Laws of the corporation. Consequently, we examined the Articles and By-Laws of the Company, and provide the following analysis:

2.
Restated Articles of Incorporation of Tipperary Corporation

        Article Three (B) of the Articles grants the corporation the power:

          "(14) To make and alter by-laws, not inconsistent with the laws of the State of Texas for the administration and regulation of the affairs of the corporation, including therein, among other provisions, provisions relating to restrictions on the transfer of shares of the capital stock of the corporation, the issuance thereof, the certificates therefore…;

          (17) To have and exercise all powers and to do everything necessary, proper, convenient, or incidental to the accomplishment of the objects and purposes of the corporation, whether included in the foregoing or not."

        The Articles do not contain any restrictions on the authority of the corporation to require admission tickets for attendance at a meeting of the shareholders.

3.
Restated By-Laws of Tipperary Corporation

        Article I, Business of the Corporation, Section 1.5, Management and Control, provides that:

  "The business and property of the Corporation shall be managed and controlled by the Board of Directors, and the Board of Directors and the appropriate officers of the Corporation, as hereinafter provided, shall have full power and authority to do and perform every act requisite to the lawful conduct of the business of the Corporation."

        Article III, Directors, Section 3.1, Duties, grants the Board of Directors broad and discretionary power to manage the business of the corporation. In addition to the broad powers vested in the Board of Directors, Article VII, Officers, Section 7.11, Chairman of the Board, vests the Chairman with the authority to supervise and control the affairs of the corporation, and to preside at all meeting of the shareholders.

        Article XIV, Certificates for Shares and Transfers, Section 14.5, Regulations, states that: "the Board of Directors shall have power and authority to make all such rules and regulations as the Board shall deem expedient regulating the issue, transfer and registration of certificates for shares in this Corporation."

4.
Conclusion

        Based upon our examination of the TBCA, and the Articles and By-Laws of Tipperary Corporation, we have determined that there is no statute, corporate governance provision or judicial interpretation thereof that would preclude the use of an admission ticket for admittance of shareholders to a meeting of the shareholders. Based upon the language of the By-Laws granting broad powers to the Board of Directors (Sections 1.5 and 3.1), and to the Chairman of the Board (Section 7.11), coupled with the concepts established by the By-Laws (Section 14.5) and the TBCA (Article 2.24) that shareholder registration, validation and voting procedures are within the discretion of the corporation, we believe there is ample basis in law and the corporation's governance documents to establish and enforce admission ticket procedures for shareholder meetings of Texas corporations. We also note that the Company's Board of Directors has approved the use of admission tickets for the special meeting of shareholders.

        Finally, we note also that at least one other prominent Texas corporation uses admission tickets for its shareholder meetings—see the Schedules 14A of Clear Channel Communications, Inc. dated March 16, 2005 and March 18, 2004, for their annual meetings of shareholders on April 26, 2005, and April 28, 2004, respectively.

        Please do not hesitate to contact the undersigned if you have additional comments or questions.

JONES & KELLER, PC
Very truly yours,
/s/ BRAD H. HAMILTON Brad H. Hamilton
/s/ R. STEVEN JONES R. Steven Jones (Texas Bar No. 10951120)